Stem Holdings, Inc.

2201 NW Corporate Blvd.

Suite 205

Boca Raton, FL 33431

March 1, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ada D. Sarmento

Re:	Stem Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 12, 2021
File No. 333-251897

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated February 26, 2021 addressed to Mr. Adam Berk, the Company’s Chief Executive Officer, with respect to the Company’s filing of the document indicated above.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response.

Amendment No. 3 to Registration Statement on Form S-1 General

1.	We note your revisions in response to prior comment 1. Please provide us with an analysis of your basis for determining that your offering of units can be registered as a primary offering. In this regard, it appears that you may have offered and sold the units and constituent securities to investors. To the extent that there are any funds held in escrow to pay for the securities, please address that in your analysis.

COMPANY RESPONSE:

As of the date of this letter, none of the securities described in the Prospectus have been “sold” and the Company has not received any proceeds from the prospective sale of the securities. All investor funds are currently being held in escrow pending the effectiveness of this Registration Statement, which is a specific condition of any sale. As a result, the sale of the securities being registered in the Prospectus (other than the securities specifically designated as “selling shareholder shares”) are consistent with a “primary offering”. Since no sales of the primary offering securities have been completed as of this time, that offering can only be designated as a “primary offering.

2.	We note your revisions in the Common Stock Purchase Warrant filed as Exhibit 4.1 and the Subscription Agreement filed as Exhibit 10.1 in response to prior comment 3 that the exclusive forum provisions in these agreements do not apply to actions arising under the Securities Act or Exchange Act, but we do not see any disclosure in the prospectus. Please revise your risk factor disclosure to include a discussion of the risks associated with an exclusive forum provision, such as increased costs to investors to bring a claim and the potential to discourage claims or limit an investors’ ability to bring a claim in a judicial forum that they find favorable. Please also revise the prospectus to disclose that these exclusive forum provisions do not apply to actions arising under the Securities Act or Exchange Act.

COMPANY RESPONSE:

We have deleted references in the Warrant to any exclusive forum. As a result, litiugation can be commenced in any forum that has a nexus for jurisdiction over the matter.

In addition to the changes in the Commission’s Comments, we have also updated the filing to include (by reference) the Company’s First Quarter financials for the period ended December 31, 2020.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Stem Holdings, Inc.

By:	/s/ Adam Berk
Adam Berk
Chief Executive Officer

cc:	Robert L. B. Diener, Esq.